UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

MUSTANG BIO, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

None

(CUSIP Number)

Fortress Biotech, Inc.

c/o Lindsay A. Rosenwald, M.D.

2 Gansevoort Street, 9th Floor

New York, New York 10014

(212) 554-4366

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Fortress Biotech, Inc. 20-4822068

2.	Check the Appropriate Box if a Member of a Group

Not Applicable
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

Number of		12,120,354[1]
Shares
Beneficially	8.	Shared Voting Power
Owned By
Each Reporting		0
Person with
	9.	Sole Dispositive Power

		11,120,354[2]

	10.	Shared Dispositive Power

		1,000,000[3]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12,120,354[1]

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11)

29.9% of all outstanding shares of Issuer common stock[4]

14.	Type of Reporting Person

HC

CUSIP No. None

[1]	Includes 1,000,000 shares of Issuer’s common stock underlying Warrants and 250,000 shares of the Issuer’s Class A preferred stock (both of which are described further below). The Issuer’s Class A preferred stock is identical to its common stock other than as to voting rights, conversion rights and the PIK Dividend right. Each share of the Issuer’s Class A preferred stock will be entitled to vote the number of shares that is equal to one and one-tenth (1.1) times a fraction, the numerator of which is the sum of (A) the shares of the Issuer’s outstanding common stock and (B) the whole shares of the Issuer’s common stock into which any shares of outstanding Class A common shares and Class A preferred stock are convertible and the denominator of which is the number of shares of outstanding Class A preferred stock. Thus, the Class A preferred stock will at all times constitute a voting majority. The Reporting Person owns all outstanding shares of the Issuer’s Class A preferred stock. As holders of Class A preferred stock, the Reporting Person will receive on each January 1 (each a “PIK Dividend Payment Date”) until the date all outstanding Class A preferred stock is converted into common stock or redeemed (and the purchase price is paid in full), pro rata per share dividends paid in additional fully paid and nonassessable shares of Issuer common stock (“PIK Dividends”) such that the aggregate number of shares of common stock issued pursuant to such PIK Dividend is equal to two and one-half percent (2.5%) of the Issuer’s fully-diluted outstanding capitalization on the date that is one (1) business day prior to any PIK Dividend Payment Date. An aggregate 1,000,000 shares of Issuer common stock underlie the Common Stock Warrants dated July 15, 2015, as amended by the Amended and Restated Common Stock Warrant dated December 12, 2016, issued by the Reporting Person to Lindsay A. Rosenwald, M.D., the Reporting Person’s Chairman, President and Chief Executive Officer and Michael S. Weiss, the Reporting Person’s Executive Vice Chairman, Strategic Development, pursuant to the Fortress Biotech, Inc. Long-Term Incentive Plan (the “Warrants”). The Warrants, which have an exercise price of $0.147 per share, are exercisable until July 15, 2035. The Reporting Person must reserve from its holdings of the Issuer’s common stock the shares underlying the Warrants until the Warrants are exercised. The foregoing description of the Warrants is not complete and is qualified in its entirety by reference to the full text of the form of the Amended and Restated Common Stock Warrant which is attached as Exhibit 7.01 and incorporated herein by reference. Mr. Weiss has served Chairman of the Issuer’s Board of Directors since May 2015 and as the Executive Chairman since January 2017. Dr. Rosenwald has served as a member of the Issuer’s Board of Directors since the Issuer’s conception.

[2]	Excludes the 1,000,000 shares of Issuer’s common stock underlying the warrants.

[3]	Consists solely of the 1,000,000 shares of Issuer’s common stock underlying the Warrants.

[4]

Percentage based upon 40,509,217 shares of the Issuer's common stock as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on May 10, 2019 and the conversion of all 250,000 shares of Issuer's Class A preferred stock into common stock.

CUSIP No. None

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock of Mustang Bio, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 2 Gansevoort Street, 9th Floor, New York, New York 10014.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Fortress Biotech, Inc. (the “Reporting Person”) pursuant to Rule 13d-1 of Regulation D-G under the Act.

(b)	The Reporting Person’s business address is 2 Gansevoort Street, 9th Floor, New York, New York 10014.

(c)	The principal business of the Reporting Person is acquiring, developing and commercializing novel pharmaceutical and biotechnology products both within the Reporting Person and through certain of its subsidiary companies.

(d)–(e)	During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is filing this Schedule 13D as a result of the acquisition by the Reporting Person of 25,781 shares, 171,875 shares, 1,490 shares and 86,166 shares of the Issuer’s common stock on May 8, 2019, May 2, 2019, April 23, 2019 and April 22, 2019, respectively, as issuances made pursuant to the Founder’s Agreement (defined below), an Offering Equity Grant (as defined below) of 108,069 shares of the Issuer’s common stock on March 29, 2019, 709,314 shares of the Issuer’s common stock on January 1, 2019 (the “2019 PIK Dividend”), 834,756 shares of the Issuer’s common stock on March 13, 2018, (the “2018 PIK Dividend”) and an Offering Equity Grant of 250 shares of the Issuer’s common stock on August 3, 2017. The Issuer issued the 2019 PIK Dividend and the 2018 PIK Dividend pursuant to the terms of the Class A preferred stock and the Founders Agreement, entered into by the Reporting Person and the Issuer on March 13, 2015, and amended and restated on May 17, 2016 and again on July 26, 2016 (the “Founders Agreement”). As holders of Class A preferred stock, the Reporting Person will receive PIK Dividends on each January 1 (see Footnote 1) such that the aggregate number of shares of common stock issued pursuant to such PIK Dividend is equal to two and one-half percent (2.5%) of the Issuer’s fully-diluted outstanding capitalization on the date that is one (1) business day prior to any PIK Dividend Payment Date. As additional consideration under the Founders Agreement, the Issuer will also pay an equity fee in shares of common stock, payable within five (5) business days of the closing of any equity or debt financing for the Issuer or any of its respective subsidiaries that occurs after the effective date of the Founders Agreement and ending on the date when the Reporting Person no longer has majority voting control in the Issuer’s voting equity, equal to two and one-half percent (2.5%) of the gross amount of any such equity or debt financing (an “Offering Equity Grant”).

The foregoing description of the Founders Agreement is qualified in its entirety by reference to the full text of the Founders Agreement which is attached as Exhibit 7.03 and incorporated herein by reference.

CUSIP No. None

Item 4.	Purpose of Transaction.

The Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except for 1,000,000 shares underlying the Warrants described in Footnote 1 and any additional PIK Dividends or Offering Equity Grants that may be made pursuant to the Founders Agreement and the terms of the Class A preferred stock as further described in Item 3 above; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of the Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of the Issuer’s subsidiaries; (iv) any change in the present board of directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) – (c) The Reporting Person is the beneficial owner of 12,120,354 shares of the Issuer’s common stock (including 250,000 shares of Class A preferred stock, which are convertible into common stock), representing beneficial ownership of 29.9% of all outstanding shares of the Issuer’s common stock based upon 40,509,217 shares of the Issuer’s common stock as reported by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on May 10, 2019 and the conversion of the Class A preferred stock.

(d) Except with respect to the Warrants described in Footnote 1, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of common stock owned by the Reporting Person.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the Founders Agreement in Item 3 and the Warrants in Footnote 1 above.

CUSIP No. None

Item 7.	Materials to be Filed as Exhibits.

Exhibit 7.01	Amended and Restated Certificate of Incorporation of Mustang Bio, Inc. (formerly Mustang Therapeutics, Inc.), dated July 26, 2016, incorporated by reference to Exhibit 3.1 to the Form 10-12G filed by the Issuer with the SEC on July 28, 2016 (File No. 000-55668).*

Exhibit 7.02	Form of Amended and Restated Common Stock Warrant issued by Reporting Person to Dr. Rosenwald and Mr. Weiss for Issuer common stock, incorporated by reference to Exhibit 7.01 to the Schedule 13D filed by the Reporting Person with the SEC on May 26, 2017 (File No. 005-89875).*

Exhibit 7.03	Second Amended and Restated Founders Agreement between Fortress Biotech, Inc. and Mustang Bio, Inc., dated July 26, 2016, incorporated by reference to Exhibit 10.1 to the Form 10-12G filed by the Issuer with the SEC on July 28, 2016 (File No. 000-55668).*

*	Previously Filed.

CUSIP No. None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2019
FORTRESS BIOTECH, INC.

	By:	/s/ Lindsay A. Rosenwald
	Name:	Lindsay A. Rosenwald, M.D.
	Title:	Chairman, President and Chief Executive Officer